Filed by Documentum, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Documentum, Inc.
Commission File No.: 000-27358

Questions and Answers About EMC’s Acquisition of Documentum

1.     What is the announcement?

EMC today announced that it has signed a definitive agreement to acquire Documentum. By acquiring Documentum, EMC believes that Documentum will significantly expand EMC’s ability to execute on its vision to be the ultimate information lifecycle management company enabling customers to get the maximum value from their information, at the lowest total cost, at every point in the information lifecycle. The acquisition is expected to close in the first quarter of 2004, subject to regulatory and stockholder approval and customary closing conditions.

2.     Who is EMC?

EMC Corporation (NYSE: EMC) is the world leader in information storage systems, software, networks, and services. The only company fully dedicated to providing automated networked storage solutions, EMC helps organizations of all sizes across the globe to better and more cost-effectively manage, protect, and share their information. EMC is Documentum’s partner based in Hopkinton, Massachusetts, with 2002 revenues of $5 billion and more than 17,000 employees worldwide.

3.     Who is Documentum?

Based in Pleasanton, California, and founded in 1990, Documentum (NASDAQ: DCTM) is the leading provider of enterprise content management solutions to more than 2,700 of the largest businesses in the world. The Documentum platform brings intelligence and automation to the creation, management, delivery, and archival of vast quantities and types of content – documents, Web pages, XML files, rich media, fixed content, collaborative content – in one common content platform and repository.

4.     What were the strategic considerations for the transaction?

We believe that the EMC/Documentum combination significantly enhances our joint product offerings by bringing together two industry leaders that together will accelerate the delivery of Information Lifecycle Management (ILM) solutions. Documentum believes that the acquisition will take enterprise content management to a new level and offer us the opportunity to further serve and reach new enterprise organizations by leveraging the resources available from an organization with more than $5B in annual revenue. EMC believes that by acquiring the leader of enterprise content management the company will now be able to extend its ILM solutions beyond information storage management to address the full range of customer content management and information storage requirements. In addition to offering complementary products and technologies, we also believe that bringing the two companies together offers the opportunity for

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increased revenue streams, margin expansion, and expanded distribution channels for the joint entity.

5.     What is Information Lifecycle Management?

Integrated Lifecycle Management (ILM) is an approach to information and storage management that recognizes that the value of information changes over time. Through ILM, customers can lower their total cost of ownership by treating their information uniquely, based on its value, and by modifying the level of protection and accessibility throughout the lifecycle of a piece of information. Customers can lower costs by viewing their information as dynamic and adapting that information to the right storage management system based on the lifecycle stage of the content.

ILM is complementary to Documentum’s content lifecycle management strategy. As content is developed, it moves through a natural lifecycle maturing from its initial concept or draft to its final approved state. Documentum content management spans creation, through management, and delivery to the eventual archival or disposition of information. Documentum enables the process of moving content through these stages under carefully controlled conditions to ensure that only approved content is published to the right audience at exactly the right time. Documentum’s capability for managing the complete content lifecycle management is a natural extension to EMC’s vision of Information Lifecycle Management.

For example, consider the lifecycle of regulatory compliance documentation. This content is initially of very high value, as it is actively in use to drive business operations. Thus, keeping this information on a high performance storage management system and adequately protecting it using replication, back-up, and mirroring makes sense. As this content is updated and more content is added, the value of the original content declines. During this period of declining value, relocating the original information to a less costly storage management system allows customers to match cost-effective storage solutions with the current value of the content, achieving the lowest cost information lifecycle management solution.

6.     What products does EMC offer?

EMC Automated Networked Storage is the foundation of EMC’s ability to help customers achieve information lifecycle management. It unifies networked storage technologies, storage platforms, software, and services to enable organizations to better and more cost-effectively manage, protect, and share information.

7.     What products does Documentum offer?

Documentum offers the only Enterprise Content Management platform that provides unified content services for enterprise document management (EDM), Web content management (WCM), digital asset management (DAM), enterprise collaboration and fixed content management (FCM) in a single, integrated platform. Content moves through a natural lifecycle, evolving from initial draft to final version. Documentum content management enables the process of moving content through these stages under carefully controlled conditions to ensure that only approved content is published to the

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right user or audience at exactly the right time. Documentum’s full lifecycle for content is a natural fit with EMC’s vision of Information Lifecycle Management. Unlike other content management solutions that support limited content types, Documentum delivers unified content management services, lifecycle management, and a common repository for all types of content, across the entire extended enterprise.

8.     What are the plans for product integration?

Documentum and EMC Centera, EMC’s Content-Addressable Storage product line, are already integrated through specialized tools. Other product integrations that connect Documentum software and EMC storage solutions are also already available through both companies and system integration partners. In the future, additional enhancements of both sets of products will continue, and tighter integration between them will be developed.

9.     Will the Documentum name be kept?

Yes. Documentum will become a branded division of EMC focused on delivering software solutions that complement EMC’s full line of offerings.

10.     How will Documentum’s customers benefit from this acquisition?

Documentum customers will benefit by being supported by an organization with abundant resources and a strong worldwide presence. These resources, both human and financial, will help Documentum better assist its customers so that they are more successful with building and deploying their content management initiatives. In addition, Documentum will now have more resources to increase research and development investments and continue to build innovative products. And, customers seeking to consolidate and streamline their complex information management infrastructure will now be able to take advantage of the integrated offering at a lower total cost of ownership.

11.     How does this acquisition set EMC and Documentum apart from its competitors?

Together, EMC and Documentum will become the only vendor able to deliver on the promise of Information Lifecycle Management (ILM) by extending high capacity storage management solutions and enterprise content management services so that customers can rely on a single vendor to manage the explosion of information, the management of such information within its associated business processes, and the ultimate storage, disposition, or retention of that information. Over time, this acquisition will maximize the value of customer’s information to enable optimal business operations at the lowest total cost of ownership by matching infrastructure and information management with its value, while expanding access and availability of information across and beyond the enterprise. This will ensure that the right information is available at the right time to the right user.

12.     Who are EMC’s main competitors?

EMC’s chief competitors in the storage management space include Computer Associates, Hewlett Packard, Hitachi, IBM, Network Appliance, and Sun Microsystems.

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13.     Who are Documentum’s main competitors?

Documentum’s primary competitors include Open Text and FileNet in the document management space, Vignette and Interwoven in the Web content management space, Microsoft and IBM/Lotus in the collaboration space, and Artesia in the digital asset management space.

14.     Will the acquisition add new geographic offices to Documentum?

Yes. EMC’s global presence with more than 17,000 employees worldwide and sales offices in more than 50 countries will significantly expand Documentum’s footprint around the world. In addition, Documentum’s corporate headquarters in Pleasanton, California, will be maintained and will house the Documentum division of EMC led by Dave DeWalt.

15.     Based on this announcement, what is Documentum’s partnering position with Network Appliance, an EMC competitor?

Documentum will continue to partner with other solutions at customer request, however the combined company will go to market with an integrated offering based upon this acquisition.

16.     Why are the companies doing this acquisition now?

Both companies saw the potential benefit of combining forces to address the requirements existing within corporate customers around the unification of content- centric business processes with information storage systems. In addition, many of Documentum and EMC’s customers and partners requested a combined solution.

17.     When will the Documentum-EMC transaction finalized?

The definitive agreement was signed on October 14, 2003 and is expected to close in the first quarter of 2004, subject to regulatory and shareholder approvals and other customary closing conditions.

18.     What are the financial terms of the transaction?

Each outstanding share of Documentum common stock will be exchanged at the closing for 2.175 shares of EMC common stock, resulting in the issuance of approximately 109,000,000 million shares of EMC common stock. In addition, EMC has agreed to assume all outstanding options to purchase Documentum common stock. Each previously outstanding option to purchase Documentum common stock will be exercisable for that number of shares of EMC common stock equal to 2.175 times the number of outstanding Documentum options. The exercise price for such EMC shares issuable upon exercise of outstanding options will be equal to your current exercise price divided by 2.175.

19.     What is EMC’s estimated revenue for Q3? For the year?

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In conjunction with the acquisition announcement, EMC has pre-announced its Q3 2003 earnings. For details, please refer to the separate release issued October 14, 2003, on EMCs’ Q3 earnings, available on www.emc.com .

20.     What is Documentum’s estimated revenue for Q3? For the year?

In conjunction with the acquisition announcement, Documentum has pre-announced its Q3 2003 earnings. For details, please refer to the separate release issued October 14, 2003, on Documentum’s Q3 earnings, available on www.documentum.com . To listen to Documentum’s full earning call, please attend Documentum’s Third Quarter Financial Results Conference Call at 2:00 pm PDT on October 21, 2003. To learn more, visit http://www.Documentum.com/news_events/investor/index.htm.

21.     Will the combined companies begin reporting quarterly earnings in Q4? Following the closing of the acquisition, which is scheduled for the first quarter 2004, the companies will release statements of combined earnings for Q4, 2003 and going forward; however, it should be noted that since Documentum will not be part of EMC for all of Q4, 2003, EMC’s results will only reflect Documentum’s results post closing.

22.     Does the deal require additional shareholder approval?

Yes, the deal is subject to the approval of Documentum’s shareholders. EMC’s shareholders are not required to approve the deal.

23.     What conditions, if any, might cause the completion of the acquisition not to occur?

The completion of the acquisition is subject to customary government approvals and other closing conditions. For a complete description of these closing conditions, please see the Agreement and Plan of Reorganization that governs the acquisition. This Agreement has been, or will be shortly, filed by EMC with the Securities and Exchange Commission and can be accessed at the SEC’s website at: http://www.sec.gov.

24.     Have the boards of directors of EMC and Documentum approved of the transaction?

Yes, both boards of directors have approved the transaction.

25.     Who were the financial advisors for each company?

EMC was advised by Lehman Brothers and Documentum was advised by Morgan Stanley.

26.     How can I learn more about this announcement?

If you have additional questions, please visit www.documentum.com , email salesinfo@documentum.com or contact your EMC account manager.

27.     Who should I call if I have questions?

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If you have additional questions, please visit www.documentum.com , email salesinfo@Documentum.com or contact your Documentum account manager.

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EMC Corporation intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement that will include a joint proxy statement/prospectus of EMC and Documentum, Inc., and other relevant documents in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF EMC AND DOCUMENTUM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EMC, DOCUMENTUM AND THE PROPOSED MERGER. In addition to the registration statement to be filed by EMC in connection with the proposed merger, and the joint proxy statement/prospectus to be mailed to the stockholders of EMC and Documentum in connection with the proposed merger, each of EMC and Documentum file annual, quarterly and special reports, proxy statements, and other information with the SEC. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by EMC or Documentum with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by EMC or Documentum with the SEC, may also be obtained from EMC and Documentum. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com. Investors and security holders may obtain copies of the documents filed with the SEC by Documentum on Documentum’ website at www.documentum.com.

EMC, Documentum and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of EMC is set forth in EMC’s proxy statement for its 2003 annual meeting, which was filed with the SEC on March 21, 2003. A description of the interests of the directors and executive officers of Documentum is set forth in Documentum’ proxy statement for its 2003 annual meeting, which was filed with the SEC on April 24, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

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